September 13, 2024

Wade Kodama
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
500 Office Road
Lahaina, HI 96761

       Re: Maui Land & Pineapple Company, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed March 28, 2024
           File No. 001-06510
Dear Wade Kodama:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31,2023
Note 5. Investment in Joint Venture, page 32

1. We note that you entered into a joint venture in December 2023 by contributing 31 acres of land valued at $1.6 million to form BRE2 LLC. Please disclose your relative ownership percentage of this entity and supplementally tell us:
           how you determined it was appropriate to recognize revenue from the land contribution;
           how you plan to account for future sales of this land by the JV; the carrying amount of the land at the time of contribution;
           why the land asset on your consolidated balance sheet did not decrease as a result of the contribution; and
           why the contribution has been reflected as a gain on disposal in your consolidated statements of cash flows.
       Cite all specific relevant accounting literature upon which you relied. We remind you that the company and its management are responsible for the accuracy and
 September 13, 2024
Page 2

adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction